Corporate Sponsored Variable Universal Life

Equitable Financial Life Insurance Company of America

Issued through: Equitable America Variable Account K

Modernized Alternative Disclosure Annual Notice Document

May 1, 2025

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company of America (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated December 31, 2013, as amended January 15, 2014, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company of America, and other information about the policy online at www.equitable.com/ICSR#EQH134455. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #134455MAD
#820765

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Important Information You Should Consider About the Policy

FEES AND EXPENSES

Charges for Early Withdrawals

If you make a partial surrender, you will be assessed a fee of the lesser of $25 or 2.0% of the amount surrendered on each partial surrender.

For more information on the impacts of withdrawals, please refer to “Accessing Your Money” in the Prospectus.

Transaction Charges

In addition to surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, reinstatement fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to the “Fee tables” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges, and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.27%	1.99%

Portfolio expenses are for the year ended December 31, 2024, and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to the “Fee Tables” and “Charges and Deductions” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, the Guaranteed Interest Account and the Fixed Separate Account, each of which has its own unique risks. You should review the Portfolios’ prospectuses, and the “The Guaranteed Interest Account and the Fixed Separate Account” section in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH134455.
For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the Guaranteed Interest Account and the Fixed Separate Account), guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to “MONY America Variable Account K” in the Prospectus. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your account value less any debt will not cover policy charges. If your policy is in default, you will be notified in writing and given an opportunity to make an additional payment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 61 days long. If your policy lapses, you will be notified in writing and you may be able make additional payments to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy. If your policy provides for a guaranteed death benefit rider, and the conditions of the rider are satisfied and the rider is exercised, then the specified amount of your policy will not lapse during the guarantee period.

For more information on how to prevent your policy from lapsing, please refer to ”Amounts you must pay to prevent lapse” under “Termination” in the Prospectus.

Investments

You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy” or to the Guaranteed Interest Account or the Fixed Separate Account. We reserve the right to remove or substitute Portfolios as investment options under the policy.

There may be restrictions on transfers into the Guaranteed Interest Account (GIA) and the Fixed Separate Account (FSA). A transfer of Account Value from the GIA or the FSA to any of the subaccounts may be made once each policy year. A request for such transfer must be received by us at our Operations Center on or within 30 days after a policy anniversary. We will reject any part of a requested transfer from the GIA or FSA if that part would exceed the greater of: (a) 25% of the Account Value held in the GIA or the FSA on the date the transfer would take effect; or (b) $5,000.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to “The Portfolios” and “Transfers” in the Prospectus.

Optional Benefits

As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Optional Insurance Benefits” and “Other Policy Information” in the Prospectus.

TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax Considerations” in the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the Policies” in the Prospectus.

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraphs titled “Tax-Free ‘Section 1035’ Exchanges” under “Premiums” and “Right to exchange Policy” under “Other Policy information” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH134455. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2024)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	9.67%	7.56%	7.34%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		11.59%	10.58%	8.80%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%		21.70%	13.57%	12.09%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%		13.93%	8.07%	8.81%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.16%		13.73%	8.26%	7.95%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	11.16%	6.22%	6.15%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.95%	^	29.87%	14.44%	13.15%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	23.07%	13.16%	11.84%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	4.61%	1.71%	2.35%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	0.85%	^	7.02%	3.55%	3.96%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.41%	0.29%	1.11%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	24.51%	15.35%	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.46%	0.05%	0.64%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	4.82%	4.85%	4.93%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		1.50%	3.62%	3.94%
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		14.16%	9.12%	9.14%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	33.78%	13.30%	13.62%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		15.45%	11.92%	10.23%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%		32.34%	18.10%	15.91%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		30.11%	15.56%	14.26%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.87%		14.14%	8.70%	8.01%
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	33.74%	16.06%	15.71%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	8.76%	5.92%	7.57%
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	11.24%	5.57%	—
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.96%		11.66%	7.62%	7.29%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		7.91%	4.33%	4.66%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		10.75%	6.38%	6.36%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.68%		4.65%	2.10%	1.36%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2024)
				1 year	5 year	10 year
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15	%^	20.79%	12.75%	11.47%
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.81	%^	5.89%	2.27%	1.85%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.85%		1.79%	-0.23%	0.72%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		11.19%	7.48%	7.65%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.93	%^	1.94%	-0.42%	1.03%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

TYPE		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	BNY Mellon Stock Index Fund, Inc. — BNY Mellon Investment Adviser, Inc.; Mellon Investments Corporation (Mellon)	0.27%		24.66%	14.21%	12.81%
Asset Allocation	Fidelity® VIP Asset Manager 50% Portfolio(1) — Fidelity Management and Research Company (FMR)	0.52%		8.50%	5.65%	5.67%
Equity	Fidelity® VIP Growth & Income Portfolio — Fidelity Management and Research Company (FMR)	0.49%		22.21%	13.38%	11.39%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.72%	^	7.20%	5.29%	5.27%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.68%		13.22%	7.64%	7.83%
Equity	Invesco V.I. Global Core Equity Fund — Invesco Advisers, Inc.; Invesco Asset Management Limited	0.99%		16.85%	7.85%	7.19%
Specialty	Invesco V.I. Health Care Fund — Invesco Advisers, Inc.	0.99%		4.17%	3.64%	5.40%
Specialty	Invesco V.I. Technology Fund — Invesco Advisers, Inc.	0.97%		34.27%	14.65%	14.40%
Equity	Janus Henderson Enterprise Portfolio — Janus Henderson Investors US LLC	0.72%		15.61%	9.88%	12.40%
Equity	Janus Henderson Global Research Portfolio — Janus Henderson Investors US LLC	0.72%		23.58%	12.35%	10.55%
Equity	Janus Henderson Mid Cap Value Portfolio — Janus Henderson Investors US LLC	1.18%		12.80%	6.86%	7.33%
Equity	Janus Henderson Overseas Portfolio — Janus Henderson Investors US LLC	0.88%		5.84%	7.21%	5.55%
Specialty	Emerging Markets Debt Portfolio — Morgan Stanley Investment Management Inc.; Morgan Stanley Investment Management Limited	1.10%	^	11.23%	0.89%	2.92%
Specialty	VanEck VIP Emerging Markets Bond Fund — Van Eck Associates Corporation	1.11%	^	2.77%	2.18%	2.03%
Equity	VanEck VIP Emerging Markets Fund — Van Eck Associates Corporation	1.29%		1.21%	-2.79%	1.21%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.06%		-2.83%	7.54%	0.82%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)

This is the variable investment option’s new name. The variable investment option’s former name is Fidelity® VIP Asset Manager Portfolio which may continue to be used in certain documents for a period of time after the date of this prospectus.

Corporate Sponsored Variable Universal Life

Issued by

Equitable Financial Life Insurance Company of America

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated December 31, 2013, as amended January 15, 2014, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000133364